

August 13, 2013

<u>Via E-mail</u>
Steve Conboy
Principal Executive and Financial Officer
Eco Building Products, Inc.
909 West Vista Way
Vista, California 92083

> **Re: Eco Building Products, Inc.**
> **Form 10-K/A for the Fiscal Year Ended June 30, 2012**
> **Filed July 22, 2013**
> **Form 10-Q/A for the Quarterly Period Ended December 31, 2012**
> **Filed August 8, 2013**
> **Response dated August 6, 2013**
> **File No. 0-53875**

Dear Mr. Conboy:

    We have reviewed your response and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended June 30, 2012 filed July 22, 2013

14. Subsequent Events, page 50

1.   We read your response to comment 1. We are uncertain why you are using one penny to fair value the stock compensation charge related to the 50.7 million share cancellation on April 30, 2013 when FASB ASC 718-20-35-9 indicates any <u>previously unrecognized compensation</u> cost should be accelerated and recognized at the cancellation date. Please advise us why you have not recognized compensation cost based on the fair value at the grant date and the accounting literature supporting your proposed recognition for cancellation of the shares or ensure you fully recognize any previously unrecognized compensation cost.

2. We read your response to comment 2. In this regard, your disclosure in the March 30, 2013 Form 10-Q is inconsistent with your latest response to retire the shares as an equity transaction through additional paid in capital. On page 14 of your March 31, 2013 Form 10-Q we note the following, "The board consents to take the following action to retire SIXTEEN MILLION NINE HUNDRED THOUSAND (16,900,000) shares of common stock into the authorized but unissued treasury of the corporation. The results of this transaction caused the compensation & related expenses to be negative ($476,308) for the 3 months ended March 31, 2013." Please revise your Form 10-Q for the period ended March 31, 2013 to remove the entry you recorded to reduce stock compensation expense.

3. We read your response to comment 3. Please confirm you will revise your disclosures with regard to the related party loan. In this regard, please disclose the loan is to be settled in stock and no provision or expectation of settlement in cash was granted.

Form 10-Q/A for the Quarterly Period Ended December 31, 2012

Item 4 – Controls and Procedures, page 29

4. In future quarterly periodic filings please confirm for us that you will provide a separate conclusion with regard to your disclosure controls and procedures. Refer to Item 307 of Regulation S-K.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339, or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief